

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2025

Zhou Hongxiao
Chief Executive Officer
Longduoduo Company Limited
G3-5-8016 Shui'an Town, Ruyi Headquarters Base
Hohhot Economic Development Zone
Inner Mongolia 010000
P.R. China

> **Re: Longduoduo Company Limited**
> **Form 10-K for the Fiscal Year Ended June 30, 2024**
> **Filed October 15, 2024**
> **File No. 000-56615**

Dear Zhou Hongxiao:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Robert Brantl, Esq.